Exhibit 23.5

Consent of Independent Auditors

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-218130) of Independence Realty Trust, Inc. of our report dated September 5, 2017, with respect to the combined statement of revenue and certain expenses of the multi-family properties located in Georgia, Indiana, Louisiana, North Carolina, Ohio and South Carolina (the “HPI Portfolio”) for the year ended December 31, 2016, which includes an explanatory paragraph referring to the purpose of the statement, included in the Current Report on Form 8-K of Independence Realty Trust, Inc. filed on September 5, 2017. We also consent to the reference to our firm under the caption “Experts.”

/s/CohnReznick LLP

Los Angeles, California

November 1, 2017